UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change April 2, 2012
Item 3	News Release The news release dated April 2, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on April 2, 2012.
Item 4	Summary of Material Change The Company announced that its Board of Directors has adopted a shareholder rights plan (the “Plan”), subject to TSX acceptance and shareholder approval.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 2, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 2nd day of April, 2012

April 2, 2012	News Release 12-12

PRETIVM ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, British Columbia April 2, 2012; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) announces that its Board of Directors has adopted a shareholder rights plan (the “Plan”), subject to TSX acceptance.

The purpose of the Plan is to provide Pretivm’s Board of Directors and shareholders with sufficient time to fully consider any unsolicited take-over bid for the Company, to ensure that Pretivm’s Board of Directors has sufficient time to explore alternative transactions that would maximize value for shareholders, and to encourage the fair treatment of all Pretivm shareholders.

Shareholders will be asked to approve the Plan at the annual general and special meeting of shareholders to be held on May 10, 2012.  If ratified, the Plan will have an initial term which expires at the annual meeting of shareholders of the Company to be held in 2015, unless terminated earlier.

The adoption of the Plan is not in response to any specific proposal to acquire control of Pretivm, and Pretivm is not aware of a specific bid or contemplated bid by any particular company.

In order to implement the Plan, the Board of Directors has authorized the issuance of the rights to holders of Pretivm common shares outstanding as of 5:00pm E.T. on April 5, 2012 (the “Record Time”) at the rate of one right for each common share outstanding.  The rights will automatically attach to the common shares outstanding as of the Record Time and no further action will be required by shareholders.  The Board of Directors adopted the Plan after determining that its provisions are in the best interests of Pretivm.

Under the terms of the Plan, a “Permitted Bid” is a bid that is open for not less than 60 days and is made to all shareholders.  If, at the end of the 60 days, at least 50% of the outstanding common shares held by independent shareholders have been tendered to the bid, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 business days to allow other shareholders to tender.

The complete text of the Plan will be available at www.sedar.com or upon request from the Company.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:
Robert Quartermain President and Chief Executive Officer Pretium Resources Inc. 570 Granville Street, Suite 1600 Vancouver, BC V6C 3P1 (604)558-1784 invest@pretivm.com	Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to approval of the Plan by shareholders. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.  Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Prospectus dated March 19, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Neither the TSX for the NYSE has approved or disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer